September 14, 2006

VIA EDGAR

Securities and Exchange Commission

Attn.: Jim B. Rosenberg,

  Senior Assistant Chief Accountant

Mail Stop 6010

100 F. Street, N.E.

Washington, DC 20549-6010

Re:	Inspire Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 16, 2006

Form 10-Q for the Fiscal Quarter Ended June 30, 2006

Filed August 8, 2006

File No. 001-31577

Dear Mr. Rosenberg:

On behalf of Inspire Pharmaceuticals, Inc. (“Inspire”), I am responding to the letter from the staff of the Securities and Exchange Commission (the “Staff”), dated September 7, 2006, relating to the above-referenced reports (collectively, the “Reports”).

I am writing to inform you that Inspire has commenced a review of the Staff’s comments (“Comments”) contained in the letter, as well as the related sections of the Reports. As requested in the Staff’s letter, Inspire intends to provide responses to the Comments no later than October 13, 2006. Our intention would be to respond to, and have bilateral resolution on, Comments prior to the expected filing of our September 30, 2006 Form 10-Q, which we intend to file on November 6, 2006.

Please direct any further comments or questions regarding the Reports or this letter to me at (919) 941-9777.

Sincerely,

/s/ Thomas R. Staab, II
Thomas R. Staab, II
Chief Financial Officer and Treasurer

4222 Emperor Boulevard, Suite 200 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797

14-Sep-06

cc:	Christy L. Shaffer, Ph.D.

Joseph M. Spagnardi, Esq.

Peter J. Coode

Edward P. Bromley III, Esq.

4222 Emperor Boulevard, Suite 470 • Durham, North Carolina 27703

Telephone 919.941.9777 • Fax 919.941.9797